SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Enerpulse Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29278A101
(CUSIP Number)

December 31, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29278A101	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Roth Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,443,500 shares of Common Stock 1,650,000 shares of Common Stock issuable upon exercise of Warrants 1,200,000 shares of Common Stock issuable upon conversion of Notes*,**
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,443,500 shares of Common Stock 1,650,000 shares of Common Stock issuable upon exercise of Warrants 1,200,000 shares of Common Stock issuable upon conversion of Notes*,**
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,443,500 shares of Common Stock

1,650,000 shares of Common Stock issuable upon exercise of Warrants
1,200,000 shares of Common Stock issuable upon conversion of Notes*,**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*,**
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, certain of the reported warrants and convertible notes are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of these warrants in full and upon the conversion of these notes in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** The information set forth on this cover pages reflects information as of the date of this filing. As of December 31, 2014, the Reporting Persons may have been deemed to beneficially own 893,500 shares of Common Stock, representing 6.51% of the outstanding shares of Common Stock as of such time.

CUSIP No. 29278A101	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Byron C. Roth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,443,500 shares of Common Stock 1,650,000 shares of Common Stock issuable upon exercise of Warrants 1,200,000 shares of Common Stock issuable upon conversion of Notes*,**
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,443,500 shares of Common Stock 1,650,000 shares of Common Stock issuable upon exercise of Warrants 1,200,000 shares of Common Stock issuable upon conversion of Notes*,**
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,443,500 shares of Common Stock

1,650,000 shares of Common Stock issuable upon exercise of Warrants
1,200,000 shares of Common Stock issuable upon conversion of Notes*,**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*,**
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, certain of the reported warrants and convertible notes are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of these warrants in full and upon the conversion of these convertible notes in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** The information set forth on this cover pages reflects information as of the date of this filing. As of December 31, 2014, the Reporting Persons may have been deemed to beneficially own 893,500 shares of Common Stock, representing 6.51% of the outstanding shares of Common Stock as of such time.

CUSIP No. 29278A101	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Enerpulse Technologies, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 2451 Alamo Ave SE Albuquerque, New Mexico 87106.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i) Roth Capital Partners, LLC, a California limited liability company ("Roth Capital"), the sole member of BTG Investments LLC, a Delaware limited liability company ("BTG"), with respect to the shares of Common Stock directly held by it and by BTG; and

(ii) Mr. Byron C. Roth ("Mr. Roth "), who is the chairman and chief executive officer of CR Financial Holdings, Inc., a California corporation, which controls Roth Capital, with respect to the shares of Common Stock directly held by Roth Capital and by BTG.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 888 San Clemente Drive, Newport Beach, CA 92660.

Item 2(c).	CITIZENSHIP:

Roth Capital is a California limited liability company. Mr. Roth is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

29278A101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 29278A101	13G	Page 5 of 8 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Pursuant to the terms of the reported warrants and convertible notes, the Reporting Persons cannot exercise such warrants or convert such convertible notes if the Reporting Persons would beneficially own, after any such exercise or conversion, as applicable, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such warrants or convert all of such convertible notes due to the 9.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. BTG's interest does not relate to more than 5% of the Common Stock.

CUSIP No. 29278A101	13G	Page 6 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29278A101	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 4, 2015

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Gordon J. Roth
Name: Gordon J. Roth
Title: Chief Financial Officer and Chief Operating Officer

/s/ Byron C. Roth
Byron C. Roth

CUSIP No. 29278A101	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: March 4, 2014

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Gordon J. Roth
Name: Gordon J. Roth
Title: Chief Financial Officer and Chief Operating Officer

/s/ Byron C. Roth
Byron C. Roth